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                            September 13, 2021

       Neil Blumenthal
       Co-Founder and Co-Chief Executive Officer
       Warby Parker Inc.
       233 Spring Street, 6th Floor East
       New York, New York 10013

                                                        Re: Warby Parker Inc.
                                                            Amendment No. 1 to
Registration Statement on Form S-1
                                                            Filed September 9,
2021
                                                            File No. 333-259035

       Dear Mr. Blumenthal:

              We have reviewed your amended registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

       Amendment No. 1 to Registration Statement on Form S-1

       Cover Page

   1. We note your disclosure here and in other locations that the Co-Founders and Co-Chief
                                                        Executive Officers will
hold outstanding shares of your Class B common stock, and
                                                        exercise voting control
over shares of your Class A common stock, representing a total of approximately 48% of
the voting power of your outstanding capital stock and that as a result, Mr. Blumenthal
and Mr. Gilboa will be able to exercise significant influence, and may be able to exercise
significant control in the future, over actions requiring the approval of your
stockholders, including the election of your board of directors, the adoption of amendments
to your Amended Charter and Amended Bylaws and the
                                                        approval of any merger,
consolidation, sale of all or substantially all of your assets or other major corporate
transaction. Please revise this disclosure, and your similar
 Neil Blumenthal
Warby Parker Inc.
September 13, 2021
Page 2
      disclosure throughout, to also indicate, if true, that Mr. Blumenthal and Mr. Gilboa will be able to control such actions if they exercise their outstanding options exercisable for additional shares of your Class B stock and chose to act together on such actions.
       You may contact Julie Sherman at 202-551-3640 or Lynn Dicker at 202-551-3616 if you
have questions regarding comments on the financial statements and related matters. Please contact Alan Campbell at 202-551-4224 or Tim Buchmiller at 202-551-3635 with any other questions.



                                                            Sincerely,
FirstName LastNameNeil Blumenthal
                                                            Division of
Corporation Finance
Comapany NameWarby Parker Inc.
                                                            Office of Life
Sciences
September 13, 2021 Page 2
cc:       Brittany D. Ruiz, Esq.
FirstName LastName